U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 201549	Fresenius Medical Care AG & Co. KGaA POB 61346 Bad Homburg Germany www.fmc-ag.com

February 22, 2023

Re:	Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Fresenius Medical Care AG & Co. KGaA has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the U.S. Securities and Exchange Commission on February 22, 2023. Such disclosure begins on page 43 of the Annual Report on Form 20-F and is incorporated by reference herein.

Sincerely,

By:	/s/ Helen Giza
Name:	Helen Giza
Title:	Chief Executive Officer, Chair of the Management Board of the General Partner and Acting Chief Financial Officer

Fresenius Medical Care AG & Co. KGaA, 61346 Bad Homburg, Germany, T +49 6172 609-0, Registered Office and

Commercial Register: Hof an der Saale, HRB 4019, VAT-ID No.: DE 811127677, Chair of Supervisory Board: Dr. Dieter Schenk

General Partner: Fresenius Medical Care Management AG, Registered Office and Commercial Register: Hof an der Saale, HRB 3894

Management Board: Helen Giza (Chair), Franklin W. Maddux, Dr. Katarzyna Mazur-Hofsäß, William Valle. Bank Account: Commerzbank AG, Frankfurt/Main, IBAN: DE23 5008 0000 0711 6731 00, SWIFT/BIC: DRESDEFF501